EXHIBIT (d)(3)

June 20, 2003

CONFIDENTIAL

Mr. John D. Thomas
Vice President Finance/Treasurer
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123

Dear Mr. Thomas:

In connection with a possible transaction (the "Transaction") between Cubic Corporation and its affiliates (collectively, the "Recipient") and ECC International Corp. and subsidiaries (collectively, the "Disclosing Party"), the Disclosing Party is prepared to disclose to the Recipient certain information which is non-public, confidential or proprietary in nature (the "Evaluation Material").

        By execution of this letter agreement (the "Agreement"), the Recipient agrees to treat all Evaluation Material provided by the Disclosing Party confidentially and to observe the terms and conditions set forth herein. For purposes of this Agreement, Evaluation Material shall include all information (whether written or oral), regardless of the form in which it is communicated or maintained, that contains or otherwise reflects information concerning the Disclosing Party that the Recipient or its Representatives (as defined below) may be provided by or on behalf of the Disclosing Party in the course of the evaluation of a possible Transaction. The term "Evaluation Material" shall include all reports, analyses, studies, compilations, forecasts, notes or other information that are based on, contain or reflect any Evaluation Material ("Notes"). The Recipient shall not be required to maintain the confidentiality and may use those portions of the Evaluation Material that (i) become generally available to the public other than as result of a disclosure by the Recipient of any of its Representatives (but only with respect to the period after which such information becomes publicly available; (ii) were available to the Recipient on a non-confidential basis prior to the disclosure of such Evaluation Material to the Recipient pursuant to this Agreement, provided that the source of such information was not known by the Recipient or any of its Representatives after due inquiry to be bound by a confidentiality agreement or other obligation of secrecy with the Disclosing Party or any of its affiliates with respect to such material; or (iii) become available on a non-confidential basis from a source other than the Disclosing Party or any of its employees, officers, directors, agents, advisors or representatives provided that the source of such information was not known by the Recipient or any of its Representatives after due Inquiry to be bound by a confidentiality agreement with the Disclosing Party or any of its affiliates with respect to such material.

        The Recipient hereby acknowledges that the Evaluation Material is being furnished in consideration of its agreement that prior to the earlier of (i) the second anniversary of the date of this letter and (ii) the execution by the Recipient and the Disclosing Party of a definitive and binding agreement relating to a possible transaction (the "Period"), the Recipient, without the prior written consent of the Disclosing Party, will not, in any manner, whether publicly or otherwise, directly or indirectly (nor will the Recipient in any way assist, finance, influence or encourage any other person or entity, whether publicly or otherwise, directly or indirectly to), initiate, make, effect, cause or seek, offer or propose to initiate or participate in or take a position with respect to; (i) any acquisition of any securities of the Disclosing Party or beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")) thereof in excess of 5% of the outstanding securities of the Disclosing Party; (ii) any tender or exchange offer, merger or other business combination involving the Disclosing Party; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Disclosing Party; (iv) any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or consents which relate in any way to any shares of Common Stock or other securities of the Disclosing Party, whether before or after the formal commencement of any such solicitation; (v) advising or influencing any person or entity with respect to the voting of, or the giving or withholding of any consents with respect to, any shares of Common Stock or other securities of the Disclosing Party; (vi) calling, or seeking to call, a meeting of the Disclosing Party's shareholders or executing any written consent or initiating or continuing any shareholder proposal for action by shareholders of the Disclosing Party; (vii) otherwise acting, alone or in consort with others, to seek to acquire control of the Disclosing Party or influence the Board, management or policies of the Disclosing Party; (viii) bringing any action or otherwise acting to contest the validity of this paragraph of this letter or seeking a release of the restrictions contained in this paragraph; (ix) any formation of a "group" within the meaning of Section 13(d)(3) or Section 14(d)(2) of, or Rule 13d-5 under, the 1934 Act, with respect to securities of the Disclosing Party; (x) any action which would at any time require the Disclosing Party or any of its affiliates to make a public announcement regarding any of the foregoing; (xi) any disclosure of any intention, plan or arrangement inconsistent with any of the foregoing or (xii) any discussions, arrangements, understandings, agreements or proposals with any person or entity with respect to any of the foregoing. The Recipient also agrees that, during the Period, it will not request the Disclosing Party or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence). If at the time of this letter the Recipient or any of its Representatives is engaged in any of the foregoing, it agrees to promptly cease or withdraw any such action.

        The Recipient agrees that it will not use the Evaluation Material for any purpose other than determining whether it wishes to enter into a Transaction. The Recipient agrees not to disclose or allow disclosure to others of any Evaluation Material; except that, the Recipient may disclose Evaluation Material to its directors, officers, employees, affiliates or representatives including financial advisors, attorneys or accountants (hereinafter, "Representatives"), to the extent necessary to permit such Representatives to assist in making the determination referred to in the prior sentence (it being understood that such Representatives shall be informed of the confidential nature of such information and shall agree to treat such information confidentially), provided, however, that the Recipient shall be responsible for any breach of this Agreement by any of its Representatives.

        The Recipient agrees that for a period of twelve (24) months from the date of the signing of this Agreement, the Recipient and its affiliates will not, as a result of knowledge or information obtained from the Evaluation Material or in connection with a possible Transaction; (i) divert or attempt to divert any business or customer of the Disclosing Party or any of its affiliates; and (ii) without the Disclosing Party's prior written consent, it will not solicit for employment or hire any person who is now employed by the Disclosing Party at the manager level or above, or any who is considered to be a key employee. The Recipient may however, make use of the general solicitation advertisements, employment agencies and search firms and may respond to unsolicited inquires from such person. The Recipient hereby agrees that at no time shall it or its Representatives contact any employees of the Disclosing Party in connection with the possible transaction with the Disclosing Party other than the officers and employees of the Disclosing Party designated by the Disclosing Party for that purpose. Notwithstanding the foregoing, the Disclosing Party acknowledges that the Recipient will continue to compete with the Disclosing Party with respect to contracts that may be included in the Evaluation Materials.

        In addition, the Recipient will not make any disclosure to any person other than its Representatives that it is having or has had discussions concerning a Transaction, that it has received Evaluation Material or that it is considering a possible Transaction; provided that the Recipient may make such disclosure if it has received the opinion of counsel that such disclosure must be made in order that the Recipient not commit a violation of law and, prior to such disclosure, it promptly advises and consults with the Disclosing Party and its legal counsel concerning the information proposed to be disclosed.

        Although the Disclosing Party has endeavored to include in the Evaluation Material information known to it which it believes to be relevant for the purpose set forth herein, neither the Disclosing Party nor any of its affiliates, agents, advisors or representatives (i) have made or make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Material or (ii) shall have any liability whatsoever to the Recipient or its Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.

        The Disclosing Party acknowledges that the members of its negotiating team who have a need to know about the existence, status or terms of our discussions (collectively, "Company Representatives") are aware that public disclosure of material non-public information may under certain circumstances be prohibited under federal securities laws. The Disclosing Party agrees that neither it nor any Company Representative will, without the Recipient's prior written consent, disclose to any person other than the Disclosing Party's directors, officers, employees and agents who have a need to know (including without limitation legal counsel and financial advisors) that we are engaged in discussions or negotiations concerning a possible Transaction.

        In the event that the Recipient or anyone to whom the Recipient transmits any Evaluation Material in accordance with this Agreement is requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any Evaluation Material, the Recipient will give the Disclosing Party prompt written notice of such request or requirement so that the Disclosing Party may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and the Recipient will cooperate with the Disclosing Party to obtain such protective order. In the event that such protective order or other remedy is not obtained or the Disclosing Party waives compliance with the relevant provisions of this Agreement, the Recipient (or such other persons to whom such request is directed) will furnish only the portion of the Evaluation Material which, in the opinion of counsel, is legally required to be disclosed.

        If the Recipient decides that it does not wish to proceed with a Transaction, it will promptly notify the Disclosing Party of that decision. In that case, or if the Disclosing Party shall elect at any time to terminate further access to the Evaluation Material for any reason, the Recipient will promptly redeliver to the Disclosing Party all copies of the Evaluation Material and any other written material whatsoever prepared based on the information in the Evaluation Material, and destroy all Notes. Notwithstanding the return or destruction of the Evaluation Material and Notes, the Recipient and its Representatives will continue to be bound by its obligations of confidentiality. At the Disclosing Party's request written confirmation that all material has been returned or destroyed will be provided.

        Each party hereto agrees that unless and until a definitive agreement or binding letter of intent between the Recipient and the Disclosing Party with respect to any Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such Transaction.

        Each Recipient agrees that money damages may not be sufficient remedy for any breach of this Agreement by it or its Representatives, that in addition to all other remedies, the Disclosing Party may be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

        All modifications of, waivers of and amendments to this Agreement or any part hereof must be in writing signed by both the Disclosing Party and the Recipient.

        It is further understood and agreed that no failure or delay by the Disclosing Party or the Recipient in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder.

        All issues and questions concerning the construction, validity and enforcement of this Agreement shall be governed by the laws of Delaware without giving effect to any choice of laws or conflict of law rules or provisions. Each of the Recipient and the Disclosing Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any State or Federal court sitting in Dover, Delaware over any suit, action or proceeding arising out of or relating to this letter.

        In the event that any provision or portion of this letter is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this letter shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

        If you are in agreement with the foregoing, please so indicate by signing, dating and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Agreed and Accepted to:
ECC INTERNATIONAL CORP.	Cubic Corporation
By:	By:	/s/ JOHN D. THOMAS

James Garrett Chief Executive Officer		John D. Thomas VP Finance/Treasurer 6/20/03